[Turkcell letterhead]

October 30, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Mail Stop 3720

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Turkcell Iletisim Hizmetleri A.S.

Form 20-F for Fiscal Year Ended December 31, 2006 (the “Form 20-F”)

File No. 1-15092

Dear Mr. Spirgel:

This letter has been prepared by Turkcell Iletisim Hizmetleri A.S. (the “Company”) in response to the Comment Letter, dated September 7, 2007 (the “Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission, addressed to Mr. Serkan Okandan, the Company’s Chief Financial Officer.

Set forth below are the Company’s responses to the Comment Letter. The numbered paragraphs and headings correspond to the Comment Letter, whose text is copied below in italics for your reference.

Form 20-F for the fiscal year ended December 31, 2006

Item 3. Key Information

3.A Selected Financial Data, page 3

1.

Please refer to footnote (1) on page 6. Since it appears to us that the amounts under US GAAP is different from IFRS, present the amounts under US GAAP. Please see instruction 2 to Item 3.A of the Form 20-F.

Response:

The Company respectfully notes the Staff’s comment. In Item 3.A of future filings on Form 20-F, if any amount required to be presented in selected financial data on an IFRS basis is different on a U.S. GAAP basis, the Company will also disclose the corresponding amount under U.S. GAAP in accordance with Instruction 2 to Item 3.A of Form 20-F and the guidance given by the publication “International Reporting and Disclosure Issues in the Division of Corporation Finance” III(E)(a.).

2.

Please refer to Adjusted EBITDA, footnote (7) on page 5 and footnote (6) on page 7. We note that you use this measure to enhance your understanding of your operating results instead of liquidity. Revise the discussion to disclose the following:

•	the manner in which you use Adjusted EBITDA to conduct or evaluate the business;
•	the economic substance behind your decision to use such a measure;
•	the material limitation associated with the use of Adjusted EBITDA as compared to the use of the most directly comparable GAAP measure, profit (net income); and
•	the manner in which you compensate for these limitations when using Adjusted EBITDA.

Response:

The Company proposes to include the following disclosure in its 2007 Form 20-F:

“Adjusted EBITDA is a non-GAAP financial measure which equals net income before finance income, finance expense, income tax benefit (expense), other income, other expense, minority interest, share of profit of associates, gain on net monetary position, depreciation and amortization. Our management reviews Adjusted EBITDA as a key indicator each month to monitor our cash generation ability and liquidity position. Net Income is generally considered by our management as the main indicator for our operating performance. Adjusted EBITDA is not a measurement of liquidity under IFRS or US GAAP and should not be construed as a substitute for net income (loss) as a measure of performance or cash flow from operations as a measure of liquidity.

We believe Adjusted EBITDA, among other measures, facilitates liquidity comparisons from period to period and management decision making. It also facilitates liquidity comparisons from company to company. Adjusted EBITDA as a liquidity measure eliminates potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating the liquidity of other mobile operators in the telecommunications industry in Europe, many of which present Adjusted EBITDA when reporting their results.

Nevertheless, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS or US GAAP.

Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our consolidated statement of cash flows; and

•	other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA measures only supplementally. See Item 5—“Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this annual report.

2

The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with IFRS, to net cash from operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with IFRS.

[A table reconciling Adjusted EBITDA to net cash from operating activities will be inserted here in the 2007 Form 20-F]

The following table provides a reconciliation of Adjusted EBITDA, as calculated using financial data prepared in accordance with US GAAP, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

[A table reconciling Adjusted EBITDA to net cash provided by operating activities for those years for which Adjusted EBITDA is disclosed as calculated from financial data prepared in accordance with US GAAP will be inserted here in the 2007 Form 20-F]”

3.

Please refer to the reconciliation of Adjusted EBITDA on page 7. Since you are presenting Adjusted EBITDA as a useful measure of operating performance, revise to reconcile it to the most closely comparable GAAP measure of operating performance: profit (net income). Also, provide a reconciliation for the Adjusted EBITDA under US GAAP.

Response:

The Company respectfully notes the Staff’s comment and will in future filings revise its disclosure to clarify that it uses Adjusted EBITDA as a measure of liquidity as shown in the response to Comment 2 above. The Company proposes to continue to reconcile Adjusted EBITDA to net cash from operating activities, as the most closely comparable GAAP measure of liquidity. The Company will also prepare a reconciliation for Adjusted EBITDA under U.S. GAAP for those fiscal years for which Adjusted EBITDA is presented, as calculated using financial data prepared in accordance with U.S. GAAP, as applicable.

Item 4. Information on the Company

Tariffs, page 29

4.

Please tell us how you are accounting for your loyalty programs under IFRS and US GAAP. Include in your response references to the appropriate accounting literature. Also, tell us why the accounting for these programs is not disclosed in your notes to the financial statements.

Response:

The Company’s loyalty programs consist of free services offered to its subscribers in connection with the initial sale transaction. Subscribers acquire the right to use free services based on the value of services they paid for. The Company is accounting for these free services as a separate component under International Financial Reporting Standards (“IFRSs”). International Accounting Standard No. 18 “Revenue” (“IAS 18”) paragraph 13 requires the recognition criteria under IAS 18 to be separately applied to each separately identifiable component of a single transaction in order to reflect the substance of the transaction. The Company determined the amount of revenue to be allocated to services offered under the loyalty program based on relative fair values, as defined under EITF No. 00-21 “Revenue Arrangements with Multiple Deliverables” (“EITF 00-21”). Although this approach is not mandatory under current IAS 18, the Company believes that the application of the relative fair value method results in an appropriate accounting treatment (as also evidenced by the International Financial Reporting Interpretations Committee Interpretation 13, Customer Loyalty Programmes (“IFRIC 13”)).

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Accounting under U.S. GAAP is similar to accounting under IFRS as applied above. The “free” item offered by the vendor to a customer is a deliverable in the exchange transaction and it is accounted within the scope of EITF 00-21. To determine the units of accounting and the allocation of arrangement consideration the Company followed the guidance under EITF 00-21 and accordingly a portion of total arrangement consideration is allocated to the free element. The identified units of accounting under the Company’s loyalty program (which include telecommunication services) all have reliable fair values because the Company regularly sells these services on a stand alone basis. In accordance with paragraph 12 of EITF 00-21 the arrangement consideration is allocated to the deliverables based on their relative fair values. Fair value of the services offered to the subscribers is determined by reference to the price charged by the Company for these services when they are sold separately.

The accounting for bundled products (including loyalty programs) is disclosed in note 3(k) to the consolidated financial statements, although there is no specific reference to loyalty programs in this note. The Company proposes to change the disclosure in note 3(k) to the consolidated financial statements in its 2007 Form 20-F as follows:

“In connection with campaigns, both postpaid and prepaid services may be bundled with handset or other services and these bundled services and products involve consideration in the form of a fixed fee or a fixed fee coupled with a continuing payment stream. Loyalty programs for both postpaid and prepaid services may be bundled with other services. Deliverables are accounted separately where a market for each deliverable exists and if the recognition criterion is met individually. Costs associated with each deliverable are recognized at the time of revenue recognition. The arrangement consideration is allocated to each deliverable in proportion to the fair value of the individual deliverables.”

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of long-lived assets, page 69

5.

We refer to your statement that under IFRS, impairment is assessed on discounted cash flows. We note in the second paragraph on page 70 that the discount rate is based on a number of factors such as the risk free rate of interest. Tell us more in detail how you complied with paragraphs 55-57 and A15-A21 of IAS 36.

Response:

As discussed under the “Critical Accounting Policies, Impairment of long-lived assets” section, the Company reviews indicators of potential impairment on long-lived assets on an ongoing basis and only if it identifies any indicator, it tests long-lived assets for impairment using the discounted expected cash flows method. However, the Company did not identify any impairment indicator during years 2006 or 2005, and because of this fact did not compute discounted expected cash flows and did not determine a discount rate for this purpose. In order to avoid any misunderstandings, the Company proposes to extend its disclosure under the “Critical Accounting Policies, Impairment of long-lived assets” section in its 2007 Form 20-F to include the following statement:

“During the years ended 31 December 2006 and 2005, we have not identified any impairment indicators and accordingly our financial statements for the years ended 31 December 2006 and 2005 do not include any adjustment in relation to impairment of long-lived assets.”

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Liabilities arising from litigation, page 70

6.

We note that your provisions under IFRS are “determined by discounting the expected future cash flows at a pre-tax rate that reflects.... the risks specific to the liability.” Since discounting of provisions is not permitted under US GAAP, please tell us why there is no reconciling item in the US GAAP reconciliation in note 34.

Response:

The IFRS/U.S. GAAP difference relating to discounting provisions is included in note 34 under the “financial instruments” heading. In accordance with International Accounting Standard No. 37 “Provisions, Contingent Liabilities and Contingent Assets” (“IAS 37”) paragraphs 45 and 47 if the effect is material, the Company discounts the estimate at a pre-tax rate that reflects the time value of money and the risks specific to the liability, unless the future cash flows are adjusted for these risks. In future filings, the Company intends to disclose any reconciling item regarding discounting of provisions under a separate heading rather than under the “financial instruments” heading.

Revenues, page 76

7.

Please refer to your SIM card revenue recognition policy and tell us why it is appropriate to recognize the SIM card revenues to the extent of direct costs at the time the new subscriber enters into the GSM system under IFRS and US GAAP. Include in your response references to the appropriate accounting literature. Also, tell us the difference between the SIM card and prepaid SIM card sales.

Response:

A SIM card enables the user of a mobile phone to be identified. The identity of the subscriber is held on a SIM card and any mobile phone can only be used in conjunction with a SIM card. Without a valid SIM card, mobile phones do not function. Both postpaid subscribers and prepaid subscribers are required to purchase a SIM card, in order to use telecommunications services offered by Turkcell. Neither prepaid nor postpaid subscribers are bound to either a minimum subscription period or minimum monthly consideration, and postpaid subscribers receive monthly bills for service. “Prepaid SIM card” refers to a SIM card used by a prepaid subscriber. It has the same function as the one used by a postpaid subscriber.

When entering into an arrangement to provide telecommunications services, the Company delivers a SIM card to its subscribers and collects due consideration simultaneously. This SIM card can only be used on the Turkcell network and it is not refundable if subscribers are churned out from the Turkcell network.

SIM card revenue is in substance similar to non-refundable up-front fees as described in Staff Accounting Bulletin No.104 (“SAB 104”) however because of the fact that a product is delivered in return it also has some differences. Although the subscriber gets a product (a SIM card) in return for the consideration it paid, the subscriber would ascribe no value to the SIM card in the absence of the Company’s performance of other contract elements (telecommunications services). On the other hand, the subscriber would not be able to use the telecommunications services if it did not have a SIM card. SAB 104 defines the situations where no product is delivered or service is performed in exchange for the up-front fee and requires deferral of the revenue. However, in the case of SIM card revenue there is a product delivered to the subscriber. Statement of Financial Accounting Standards No. 51 (“SFAS 51”) “Financial Reporting by Cable Television Companies”, paragraph 11 defines revenue recognition criteria for initial connection fees taken by cable companies as follows:

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“Initial hookup revenue shall be recognized as revenue to the extent of direct selling costs incurred. The remainder shall be deferred and amortized to income over the estimated average period that subscribers are expected to remain connected to the system.”

Although the above guidance is intended for a different industry, in the absence of applicable guidance, the Company adopted the above guidance to account for SIM card sales due to its close comparability to SIM card sales. Accordingly, the Company recognizes related revenue to the extent of direct cost (which includes the cost of SIM cards) upon collection of the consideration and defers the remainder over the life of the subscription contract.

Excess SIM card sales refer to SIM card revenue that exceeds direct cost where direct cost includes the cost of SIM card sold. Although the policy is to defer excess SIM card revenue, the Company has never deferred any portion of SIM card revenue because selling prices of SIM cards have always been lower than the cost of such SIM cards. This is mainly because of the competition in the market.

On the other hand, these excess costs have also never been deferred by the Company. Deferral of excess cost is not appropriate because under the Company’s business model such costs do not qualify for asset recognition criteria under U.S. GAAP. Statement of Financial Accounting Concepts No. 6 states that an asset must have future economic benefit, must be controlled by the entity, and must result from a past transaction. However, under the Company’s business model excess costs do not have assured future economic benefit because the subscribers are not forced to remain with Turkcell for a determined period nor required to pay a minimum consideration. A subscriber may churn out of Turkcell’s network immediately after buying the SIM card.

Under IFRS there is no specific guidance on revenue recognition specific to the telecommunications industry. Nonetheless, Appendix to IAS 18 includes examples of when service contract revenue is deferred or recognized unevenly. Appendix to IAS 18, paragraph 17 defines recognition criteria of initiation, entrance fees as follows:

“Revenue recognition depends on the nature of the services provided. If the fee permits only membership, and all other services or products are paid for separately, the fee is recognized as revenue when no significant uncertainty as to its collectibility exists. If the fee entitles the member to services or publications to be provided during the membership period, or to purchase goods or services at prices lower than those charged to non-members, it is recognized on a basis that reflects the timing, nature and value of the benefits provided.”

Under the Company’s business model, all other services or products are paid for separately by the subscribers and the price paid for SIM card does not impact the price charged for the ongoing services. Accordingly, the Company believes that it is appropriate to recognize SIM card revenues upfront under IFRS.

The disclosure on the accounting policy of SIM card revenues under IFRS in the Company’s Form 20-F was carried forward from the accounting policy under previous GAAP and did not reflect the accounting difference under IFRS as described above. Due to the fact that there was actually no difference in SIM card revenues under U.S. GAAP and IFRS (because of the fact that there was no excess SIM card revenue over cost) the Company omitted this change. In order to reflect the accounting difference under IFRS as compared to U.S. GAAP in accounting for SIM card revenues, the Company proposes to change all references to its accounting policy for SIM card revenue as follows in its 2007 Form 20-F:

“SIM card sales are recognized upfront upon initial entry of a new subscriber into the GSM system net of returns, discounts and rebates.”

6

In relation to the question about excess cost included in question 8, the Company believes that its view described above under U.S. GAAP is relevant under IFRS in the light of the Company’s business model under which it has no monthly minimum contracts that would allow the Company to control the recovery of customer acquisition costs such as costs in excess of SIM card revenue. Intangible assets can be recognized only if they arise from fixed-term contracts that require a minimum consideration. The contracts must meet the definition and recognition criteria of an intangible asset. Asset recognition criteria are the same under IASB Framework paragraphs 53-59, thus there is no difference in accounting under U.S. GAAP and IFRS with respect to excess costs.

8.	Please tell us what is meant by “excess SIM card sales are deferred and recognized over the estimated effective subscription contract life.” Also:

•	Tell us in detail of your accounting for any excess under both IFRS and US GAAP and refer to your basis in the accounting literature.
•	Tell us if there are any excess costs that have been deferred. If so, tell us why it is appropriate to capitalize these costs under IFRS and US GAAP.
•

Tell us why it is appropriate to recognize the excess SIM card and prepaid SIM card sales over the estimated effective subscriber life under IFRS and how that life was determined. Tell us if there are any differences in the life or determination of the life under US GAAP.

•	Tell us why SIM card subsidies are included in selling and marketing as disclosed on page 77.

Response:

Please refer to the answer to question 7 for accounting of SIM card revenue, excess revenue and excess costs under IFRS and U.S. GAAP.

Please note that the IFRS/U.S. GAAP difference in respect of this item is only a presentation difference and not a recognition or measurement difference. SIM card subsidies refer to fees paid to distributors to support their sales efforts. Under IFRS there is no specific guidance as to classification of fees paid to resellers. Because of the fact that distributors can retain these incentives with no pass through to the customer and because these fees are paid to encourage sales by distributors they are presented as selling and marketing expense. However under U.S. GAAP, in accordance with EITF 01-09 paragraph 9 such fees are presented as a reduction of revenue. EITF 01-09 paragraph 9 states the following:

“...cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

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b. The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

The Company concluded that these costs are not in exchange for an identifiable benefit as defined under EITF 01-09. The Company cannot separate the benefits associated with these fees from its revenue stream, accordingly the Company presented such fees as a reduction of revenues under U.S GAAP.

9.

Please tell us what is meant by “costs for activation fees to dealers and other promotional expenses...historically offset all or substantially all of the subscription fees.” Tell us if the subscription fees refer to SIM card sales, an activation fee charged to the subscriber or the subscriber service contract. Also, tell us how you are accounting for these costs under IFRS and US GAAP and the basis for your accounting. Per page 77, it appears to us that these costs are included in selling and marketing expenses instead of direct cost of revenues. Include in your response references to the appropriate accounting literature.

Response:

Subscription fees consist of a one-time nonrefundable fee charged when a new subscriber enters into a contract with the Company or its consolidated subsidiaries for the provision of GSM network services. Beginning March 1, 2000, the Company ceased to charge subscription fees to new subscribers, though the Company’s consolidated indirect subsidiary, LLC Astelit, continues to charge such fees. Since such fees are no longer material to the Company on a consolidated basis, in order to avoid confusion, the Company intends to remove from the 2007 Form 20-F any language which refers to subscription fees.

Cost for activation fees to dealers, SIM card subsidies and other promotional expenses include fees paid to distributors and dealers to support their sales efforts. Under IFRS there is no specific guidance as to classification of fees paid to resellers. Because of the fact that distributors can retain these incentives with no pass through to the customer and because these fees are paid to encourage sales by distributors and dealers they are presented as selling and marketing expense. However under U.S. GAAP, in accordance with EITF 01-09 paragraph 9 such fees are presented as a reduction of revenue. These costs are not in exchange for an identifiable benefit as defined under EITF 01-09. The Company cannot separate the benefits associated with these fees from its revenue stream, accordingly the Company presented such fees as a reduction of revenues under U.S GAAP. Paragraph 9 states the following:

“...cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue when recognized in the vendor’s income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a. The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient’s purchase of the vendor’s products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

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b. The vendor can reasonably estimate the fair value of the benefit identified under condition (a). If the amount of consideration paid by the vendor exceeds the estimated fair value of the benefit received, that excess amount should be characterized as a reduction of revenue when recognized in the vendor’s income statement.”

The difference on accounting of cash consideration given to dealers and distributors under U.S. GAAP and IFRS is not included in note 34 to the consolidated financial statements because this accounting difference does result in a difference in net income of the Company. It is only a presentation difference.

Operating Costs, page 77

10.

We note your presentation of subscriber acquisition costs per subscriber. It is unclear to us why you have excluded advertising and other selling and marketing expenses from your calculation. It appears to us that you should include all expenses within the selling and marketing expense line item. Please advise. Further, please revise to present the calculation since the SAC per subscriber is not calculable from the consolidated income statement.

Response:

Advertising and other selling and marketing expenses of the Company include not only costs associated with subscriber acquisition, but also costs associated with customer retention efforts and, more generally, branding and profile raising initiatives. The Company is unable, with any reliable degree of precision, to fully allocate advertising and other selling and marketing expenses among these different items. The Company believes that adding total advertising and other selling and marketing expenses to the calculation of subscriber acquisition costs would create a potentially misleading and unreliable measure for subscriber acquisition costs. By way of background, the Company also notes that based upon its analysis of relevant 20-F or 10-K data for other SEC registered mobile telecommunications companies, the Company concluded that it is not standard market practice to include advertising and other selling and marketing expenses in the presentation of subscriber acquisition costs.

The Company acknowledges the Staff’s request to present the calculation for SAC per subscriber. The Company notes that the definition for SAC per subscriber is presented on pages 77-78 of the Form 20-F. The Company believes that disclosure of its calculation of SAC per subscriber would reveal information that could potentially be used to the Company’s disadvantage by a competitor, and the Company does not believe such disclosure is required. Furthermore, the Company notes, based on its review of the SEC filings of other mobile telecommunications companies, that market practice on revealing the calculation of SAC per subscriber is mixed, and many such companies do not disclose such calculation. Accordingly, the Company respectfully requests that the Staff withdraw its request that the Company disclose the calculation of SAC per subscriber.

Segment Overview, page 79

11.	Please discuss your Turkey segment revenues and results.

Response:

Turkey segment results and revenues are discussed in detail within Item 5.A in the Form 20-F and the Company did not further discuss Turkey segment revenues and results under the heading “Segment Overview”. However, in order to avoid any misunderstanding, the Company proposes to add the following reference under the “Segment Overview” section in its 2007 Form 20-F:

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“For a discussion of Turkey segment revenues and results, please see Item 5.A Overview of Business.”

Report of Independent Registered Public Accounting Firm, page F-3

12.	Please identify the country where the report was issued under Rule 2-02 of Regulation S-X.

Response:

The country where the report was issued is Turkey and this fact will be mentioned in the Company’s future filings accordingly.

2. Basis of preparation

(a) Statement of compliance, page F-10

13.

We note your reference to Note 34 for the explanation of how the transition from US GAAP to IFRS GAAP has affected your reported financial statements. Please tell us how the disclosures in Note 34 comply with paragraph 39(a)(i) and 40 of IFRS 1.

Response:

International Financial Reporting Standard No. 1 (“IFRS 1”) “First-time Adoption of IFRS” paragraph 39(a)(i) requires that an entity’s first IFRS financial statements shall include reconciliations of its equity reported under previous GAAP to its equity under IFRSs for the date of transition to IFRS. The consolidated financial statements for the year ended December 31, 2006, were the first IFRS financial statements of the Company, accordingly 1 January 2005 is the date of the Company’s transition to IFRS. Please also note that there isn’t any difference between the 1 January 2005 and 31 December 2004 financial statements. The Company’s previous GAAP was U.S. GAAP, as the Company was preparing its consolidated financial statements in accordance with U.S. GAAP prior to the year ending December 31, 2006. Accordingly, note 34 to the consolidated financial statements in the Form 20-F includes equity reconciliation from IFRS to U.S. GAAP (previous GAAP) for the year ended 31 December 2004. Paragraph 40 of IFRS 1 states that the reconciliations required by paragraph 39 shall give sufficient detail to enable users to understand the material adjustments to the balance sheet and income statement. Note 34 to the consolidated financial statements in the Form 20-F includes explanations for all reconciling differences from IFRS to U.S. GAAP with references to relevant IFRS and U.S. GAAP literature.

3. Significant accounting policies

(d) Property, plant and equipment, page F-15

14.

We note that the residual values are reassessed at each reporting date. Tell us in detail how you determine residual values under IAS 16 of IFRS and US GAAP, highlighting any differences. Also, tell us why there is no reconciling item in the US GAAP reconciliation.

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Response:

The Company estimates the residual value of an asset as the estimated amount that the Company would currently obtain from disposal of the related asset, after deducting the estimated costs of disposal, if the asset was already of the age and in the condition expected at the end of its useful life. In practice, the residual value of an asset is often insignificant and therefore immaterial in the calculation of the depreciable amount. Under U.S. GAAP the Company estimates the value to be recovered at the end of the estimated useful life of the asset, i.e., the fair value of the asset at the end of its estimated useful life as salvage value. Although U.S. GAAP does not define salvage value for depreciable assets, the Company does not expect differences from IFRSs in practice. The Company considers that removal costs are necessary to obtain the salvage value of the existing asset and it would be acceptable to recognize that cost in determining the salvage value of the existing asset up to the amount of the asset’s salvage value under Statement of Financial Accounting Standards No. 143 (“SFAS 143”) “Accounting for Asset Retirement Obligations”, which also does not differ from IFRS. Please note that the Company does not have any significant residual value both under IFRS and U.S. GAAP with respect to our property, plant and equipment.

(e) Intangible assets, page F-16

(i) Subsequent expenditure, page F-16

15.	Please how you are accounting for these costs under US GAAP and the basis for your accounting. Include in your response references to the appropriate accounting literature.

Response:

In general, U.S. GAAP does not provide explicit criteria on when to capitalize subsequent expenditures on an intangible asset. In common practice in the United States and under the Company’s accounting policies for identifiable tangible assets the Company capitalizes expenditures that extend the useful life of the asset. U.S. GAAP does not include a standard that addresses all potentially capitalizable subsequent expenditures. However, EITF No. 89-13 “Accounting for the Cost of Asbestos Removal” (“EITF 89-13”) provides that costs to treat asbestos may be capitalized under certain conditions. Expenditures to treat asbestos may be capitalized as betterment based on the notion that the expenditures are necessary for the asset to remain in service. EITF No. 90-8 “Capitalization of Costs to Treat Environmental Contamination” (“EITF 90-8”) also provides that some environmental contamination treatment costs may be capitalized, provided certain criteria are met. Costs may be capitalized if they are recoverable and if they (a) improve the condition of the property from its original condition, (b) mitigate or prevent environmental contamination and improve the condition of the property, or (c) are incurred in preparing the property for sale. That guidance can be seen as requiring that the expenditures provide additional benefits or are necessary for the asset to remain in service in order to qualify for capitalization. Under the Company’s accounting policies, expenditures incurred subsequent to the completion or acquisition of an intangible asset are not capitalized unless it can be demonstrated that the expenditures increase the utility of the asset, which broadly is like IFRS. While this wording differs from IFRS, generally this does not result in differences in practice. However, please note that there are certain differences under U.S. GAAP and IFRS related to software developed for sale, internal use software, research and development costs. Because the precise language under U.S. GAAP differs from IFRSs, it is possible that differences may arise in practice. Since the Company does not have significant internally developed software (the Company’s software is mostly purchased from third parties) or software developed for sale, the Company does not have such reconciling items in note 34 to the consolidated financial statements.

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(j) Provisions, page F-19

16.

Tell us in more detail the nature of the onerous contracts for which you have recognized a provision, if at all. Also, tell us if there is any difference in your accounting policy for onerous contracts under US GAAP as compared to IAS 37.

Response:

Under IFRS, the Company did not recognize any provision with respect to onerous contracts as of December 31, 2006 and 2005. Unlike IFRSs, since there is no general requirement to recognize a loss for onerous contracts under U.S. GAAP, such a provision under U.S. GAAP is recognized by the Company only when required by a specific standard. If there were any onerous contract related provision, this could raise a reconciling item.

(k) Revenue, page F-19

17.

We note that you enter into arrangements that bundle services and products. Please tell us how you determined that the fair value of each deliverable exists. Also, tell us how each deliverable met the revenue recognition criterion under IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

Response:

The Company enters into arrangements which mostly include bundled services with handsets and certain types of communications services bundled with other services. If there is objective and reliable evidence of fair value for all units of accounting in related arrangements in which without any significant exception the Company always had, the Company allocated the arrangement consideration to the separate units of accounting based on their relative fair values. The fair values of handsets are determined based on market values for which third party evidence of fair value is used. The fair value of the communication services is determined based on vendor specific objective evidence, which means actual rates charged when these services are separately sold to subscribers.

Under IFRS, revenue allocated to each deliverable is recognized based on applicable recognition criteria in accordance with IAS 18, paragraph 13. If a product is bundled with a service, sale of product is recognized under IAS 18 paragraph 14. Handset related revenues are recognized when the Company transfers the handset and the significant risks and rewards of ownership of the handsets to the buyer and all other conditions stated on the paragraph 14 are met without any exception. Revenue allocated to the telecommunications service is recognized under IAS 18 paragraph 20 when the related GSM related services are used by the subscribers.

Under U.S. GAAP, EITF 00-21 addresses separation and allocation of multiple element arrangements. In accordance with EITF 00-21 paragraph 9, the Company considered the delivered items as a separate unit of accounting if the items have value to the customer on a standalone basis and if there is objective, reliable evidence of fair value of the undelivered items. The arrangements that the Company offers to its subscribers, includes telecommunications services and handsets. Each of these deliverables are regularly offered to the subscribers on a standalone basis and have respective fair values. As also described above, the Company allocated the arrangement consideration to the separate units of accounting based on their relative fair values. The Company applied SAB 104 revenue recognition criteria to each deliverable. In accordance with SAB 104, handset related revenues are

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recognized when the Company transfers the handset to the subscribers, which is the date the significant risks and rewards of ownership of the handsets are transferred to the buyer; and telecommunications services related revenues are recognized when services are rendered. The Company’s accounting of multiple deliverable arrangements does not differ from the analysis under IFRS.

18.

Please tell us the nature of Inteltek’s obligation to “undertake any excess payout.” Also, tell us why it is appropriate to present the excess payout on a net basis with commission fees under IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

Response:

Inteltek Internet Teknoloji Yatirim ve Danismanlik Ticaret AS (“Inteltek”), a consolidated subsidiary of the Company, operates under a “Head Agency Agreement” provided by a governmental authority. Under the terms of this agreement Inteltek was given the right to operate a sports betting business in Turkey. According to the agreement, Inteltek is entitled to a commission of 12% over the turnover in return for services it performs as a head agent. The Head Agency Agreement also determines that 50% of turnover should be distributed as payout to winners. Beyond this, Inteltek has the obligation to use its own resources to fund the distributable payout if the payout is over 50% of the turnover. Excess payout refers to actual payouts to winners in excess of the targeted payout of 50% of the turnover and this obligation is undertaken by Inteltek.

Under U.S GAAP (EITF No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent”), Inteltek is considered to be an agent. In this agency relationship, amounts collected on behalf of and passed on to the principal (Governmental Authority) are not revenue of the agent (namely Inteltek). The revenue of Inteltek is the amount of commission. Inteltek earns a maximum amount of commission which was 12% of the collection from wagers. If the payout is more than 50% of the collected amount, Inteltek might end up with less than 12% commission. The commission earned by Inteltek is tied directly to the turnover of the gaming operation and fluctuates depending on whether the actual payouts are greater than or less than the targeted payout. The actual payout is based on gaming wins and losses, and irrespective of what the actual payout is, Inteltek is required to provide the same level of service under the terms of the Head Agency Agreement and related costs do not change based on the actual payout. Therefore, the Company believes that any excess payout is not a cost of providing a service, but rather should be presented as a reduction of revenues. As of each balance sheet date, the Company records any excess payout expected to be paid to winners as a liability and as a reduction in revenue.

In the absence of specific guidance under IFRS, this treatment is consistent with the definition of revenue under IAS 18 paragraph 7 as being “the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity when those inflows result in increases in equity, other than increases relating to contributions from equity participants.” Under IFRS the Company’s analysis does not differ from that under U.S. GAAP. As the entity is to provide the same level of service irrespective of whether it is required to make an excess payout, the excess payment would be classified as a reduction of revenue. The treatment considers that, upon settlement of the betting contract, the arrangement would be accounted for as being similar to a multiple-element arrangement under EITF 00-21, i.e. as if the Company is deferring a portion of the revenue under the arrangement.

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19.

We note that fixed fees are recognized on a monthly basis when billed. Please confirm to us that fees billed prior to the service period are deferred and recognized in the month the service is provided. If not, tell us why your accounting is appropriate under IFRS and US GAAP. Include in your response references to the appropriate accounting literature.

Response:

The Company has 10 billing cycles and according to those billing cycles each subscriber is invoiced once in a month. Those fees billed prior to the service period are deferred and recognized in the month the service is provided accordingly. Please note that the effect of this deferral is not significant.

20. Share capital, page F-37

20.

It appears to us that you had a reverse stock split by merging 1,000 units of shares to one unit. Please tell us why you have 2.2 billion shares authorized and outstanding after the reverse stock split. We note your disclosure in Note 21, Earnings per share, on page F-39.

Response:

In accordance with Law No. 5083, effective January 1, 2005, the Turkish Parliament redenominated the Turkish Lira and created a new currency, the New Turkish Lira or TRY. One million Turkish Lira are equal to one New Turkish Lira. Accordingly, on May 9, 2005, the par value of each share of the Company was registered as one New Turkish Lira. Prior to that, the par value of each share was registered as 1,000 Turkish Lira. Following the registration of each share as having a par value of one New Turkish Lira, 2,200,000,000 shares were outstanding as of December 31, 2006.

As a result of this reverse stock split, the number of shares was retrospectively restated for 2004 and prior years.

The stock splits disclosed in note 21 to the consolidated financial statements have no relation to this reverse stock split.

34. US GAAP information

(i) Explanation of material adjustments...for year ended 31 December 2006 and 2005, page F-75

21.

Please separately disclose the impact note 34(a) and (c) had on the 2006 and 2005 net cash from operating activities, net cash used in investing activities, net cash used in financing activities and cash and cash equivalents.

Response:

Cash flow statements under IFRS and U.S. GAAP are only affected by the difference that is explained at note 34(a), and note 34(c) has no impact on the cash flow statement. Because of this fact, the Company proposes to change the disclosure in note 34 to the consolidated financial statements in its 2007 Form 20-F as follows:

“For the year ended 31 December 2005, net cash from operating activities, net cash used in investing activities and net cash used in financing activities under U.S. GAAP are adjusted for the effects of differences in non-monetary assets and liabilities recognized based on SFAS No. 52, as described in note 34(a), and for the effects of accounting differences for financial instruments, as described in note

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34(c).  As described in note 34(a), under U.S. GAAP, non-monetary assets are translated to US dollars at historical rates while under IFRS non-monetary assets are recognized based on IAS 29 principles in terms of measuring unit current at balance sheet date, which is then translated to US dollars at the exchange rates prevailing at balance sheet date. This accounting difference resulted in differences at acquisitions of property, plant and equipment and intangibles reported under U.S. GAAP and IFRS. As hyperinflation conditions in Turkey ceased starting from 1 January 2006, this difference no longer exists.”

*	*	*

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings. Finally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at +90 212-313-1201.

Very truly yours,

/s/ Serkan Okandan

Serkan Okandan

Chief Financial Officer,

Turkcell Iletisim Hizmetleri A.S.

cc:	Kyle Moffatt

Branch Chief Accountant, Securities and Exchange Commission

Dean Suehiro

Senior Staff Accountant, Securities and Exchange Commission

Sami Toutounji

Shearman Sterling LLP

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